UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                            The Westwood Group, Inc.
                                (Name of Issuer)

                      Common Stock, .01 par value per share
                         (Title of Class of Securities)

                                   961754 10 8
                                 (CUSIP Number)

            Francis J. Feeney, Jr., Hutchins, Wheeler & Dittmar
                      101 Federal Street, Boston, MA 02110
         (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                               November 24 , 1997
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).



324206-1

                                  SCHEDULE 13D

CUSIP No.   961754  10  8                     Page   2   of    5   Pages


1.   NAME OF REPORTING PERSON - A. Paul Sarkis

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON - __________

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [   ]
                                                               (b) [X]


3.   SEC USE ONLY


4.   SOURCE OF FUNDS

     PF, OO

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(D) OR 2(E)                                               [   ]


   6.CITIZENSHIP OR PLACE OF ORGANIZATION

     USA

                                           7.     SOLE VOTING POWER
                                                      48,609
NUMBER OF
SHARES                                     8.     SHARED VOTING POWER
BENEFICIALLY                                           0
OWNED BY
EACH                                       9.     SOLE DISPOSITIVE POWER
REPORTING                                              48,609
PERSON WITH
                                          10.    SHARED DISPOSITIVE POWER
                                                        0


11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            48,609

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES
                                                                   [   ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            12.4%

14.  TYPE OF REPORTING PERSON

            IN

     This Statement amends and supplements the Statement on Schedule 13D, as previously amended, filed by A. Paul Sarkis with respect to the Common Stock, par value $.01 per share of The Westwood Group, Inc., a Delaware corporation (the "Issuer").

ITEM 3.     Source and Amount of Funds or Other Consideration:

            Item 3 is hereby amended by adding thereto the following language:

            On November 24, 1997, the Board of Directors of the Issuer authorized the grant of an option to Mr. Sarkis to purchase 7,500 shares of Common Stock of the Issuer at an exercise price of $3.00 per share, and Mr. Sarkis entered into an Executive Non-Qualified Stock Option Agreement with the Issuer effective as of November 24, 1997 in respect of such option. As of the date hereof, such option is fully exercisable. It is presently anticipated that the source of funds that would be used to purchase shares of Common Stock in the event Mr. Sarkis exercises all or part of such option would be his personal funds.

ITEM 5.     Interest in Securities of the Issuer:

            Item 5 is hereby amended by striking out the present language thereof and inserting in lieu thereof the following new language:

            (a) Mr. Sarkis beneficially owns 16,109 shares of Class B Common Stock held of record by him. In addition, Mr. Sarkis has the right to acquire 32,500 shares of Common Stock upon the exercise of options as described in Item 3. Because the Class B Common Stock is at all times convertible into Common Stock (on a one-for-one basis), as a result of his beneficial ownership of the shares of Class B Common Stock described above, Mr. Sarkis beneficially owns an aggregate of 48,609 shares of Common Stock, constituting approximately 12.4% of the shares of Common Stock outstanding (based on the number of shares outstanding as contained in the most recently available filing with the Commission by the Issuer and including the 32,500 shares of Common Stock issuable upon exercise of such options pursuant to Rule 13d-3(d)(1) promulgated under the Securities Exchange Act of 1934, as amended).

            (b) Mr. Sarkis has sole power to vote or direct the voting and dispose or direct the disposition of all of the shares described in
            Item 5(a).

            (c) Mr. Sarkis entered into an Executive Non-Qualified Stock Option Agreement with the Issuer effective as of November 24, 1997 as described in Item 3 above.

            (d) No person other than those disclosed in this Item is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares described in Item 5(a).

            (e)     Not Applicable.

                              * * * * * * * * * * *

                                   SIGNATURES

             After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                  /s/A. Paul Sarkis

Dated:  July 9, 1998                             A. Paul Sarkis



324206-1


                                      - 5 -